UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 15, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emergent BioSolutions, Inc.

File No. 001-33137 - CF#35068

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       Emergent BioSolutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2017.

       Based on representations by Emergent BioSolutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through September 30, 2021
Exhibit 10.3	through March 15, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary